SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

pbraPublicly Traded Company

CNPJ/MF 33.000.167/0001-01

NIRE 33300032061

NOTICE OF EXTRAORDINARY SHAREHOLDERS’ MEETING

The board of directors of Petróleo Brasileiro S.A. – Petrobras (the “Company”), in accordance with article 40 of the Company’s bylaws, hereby gives notice of an extraordinary shareholders’ meeting of the Company, to be held on August 12, 2010 at 3:00 pm, at its head offices at Avenida República do Chile 65, 1st floor, in the City of Rio de Janeiro, State of Rio de Janeiro, for the purpose of:

(a)   Ratifying the engagement of PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PwC”), to prepare a valuation report of 4 (four) Letras Financeiras do Tesouro (federal treasury bills) issued by the Brazilian Federal Government (the “Valuation Report”), maturing on September 7, 2014; March 7, 2015; September 7, 2015 and September 7, 2016 (“LFTs”), to be optionally used by the Company’s shareholders to pay for the shares subscribed in the Company’s primary public offering, to be held in accordance with article 62 of Company’s bylaws and in accordance with CVM Instruction No. 400 (Instrução CVM Nº 400), of December 29, 2003, as amended;

(b)   Approving the criteria and methodology to establish the value of the LFTs, as proposed by PwC in the Valuation Report (the “Valuation Criteria”); and

(c)   Delegating authority to the board of directors of the Company to ratify the final value of each of the LFTs series, as appear in the Valuation Report pursuant to the Valuation Criteria.

Shareholders may choose to be represented by a representative at such extraordinary shareholders’ meeting, provided that such representative must (1) have been appointed less than one year ago; and (2) be a shareholder, board member, executive officer, lawyer or financial institution in accordance with article 126, first paragraph of the Brazilian Corporate Law, and article 13 of the bylaws of the Company. Such representative should present the power of attorney he, she or it was granted at the extraordinary shareholders’ meeting or, preferably, in advance, jointly with the documents that evidence that the power of attorney was duly granted, at room 2202-B (Assistance to Shareholders Department) at the Company’s head office no later than 3:00 pm of August 10, 2010.

In addition, shareholders may also chose to vote at such extraordinary shareholders’ meeting by means of proxy voting, in accordance with CVM Instruction No. 481 (Instrução CVM nº 481), of December 17, 2009.

Electronic powers of attorney should be delivered through the platform “Assembléias Online” (Online Shareholders’ Meeting) at www.assembleiasonline.com.br. For this purpose, the shareholder must register at such platform.

All documents relating to the agenda of the extraordinary shareholders’ meeting are available to shareholders at the Company’s head office at room 2202-B (Assistance to Shareholders Department), the Company’s website (http://www.petrobras.com.br/ri) and the website of the  Comissão de Valores Mobiliários (http://www.cvm.gov.br), in accordance with article 135, third paragraph of the Brazilian Corporate Law, and article 21 of CVM Instruction No. 481 (Instrução CVM nº 481), of December 17, 2009.

Rio de Janeiro, July 27, 2010.

Guido Mantega

President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.